Grafiti Holding Inc.

268 Bath Road

Slough, United Kingdom 4DXUK

November 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Grafiti Holding Inc. Registration Statement on Form 10-12B File No. 001-42190

Ladies and Gentlemen:

Grafiti Holding Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. ET on November 8, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Kevin Friedmann of Norton Rose Fulbright US LLP, at (312) 964 7763 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very Truly Yours

Grafiti Holding Inc.

By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	Chief Executive Officer

cc:	Kevin Friedmann (Norton Rose Fulbright US LLP)
Siyuan An (Norton Rose Fulbright US LLP)